UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item

1.	Press Release dated October 31, 2013 entitled “Nortel Inversora S.A. Announces Consolidated Nine Month Period and Third Quarter Results for Fiscal Year 2013”

Nortel Inversora S.A. Announces Consolidated Nine Month Period and Third Quarter Results for Fiscal Year 2013

BUENOS AIRES, Argentina, Oct. 31, 2013 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 10,784,154 of its own stock as of September 30, 2013. As a result, the political and economic rights of Nortel have increased to 55.35 % of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps. $ 2,344 million for the nine month period ending on September 30 of fiscal year 2013, of which Ps. 1,259 million correspond to Nortel as controlling shareholder. Please note that Nortel’s only material source of cash income is dividends and other distributions received from Telecom.

Relevant matters

The Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 approved, among others matters:

•	The Annual Report and Financials Statements as of December 31, 2012

•	To create a Special Reserve resulting from the Adoption of the IFRS of AR$ 204 million and to allocate an amount of AR$1,466 million to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted — and their subsequent distribution- from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity.

(Financial Tables below)

NINE MONTH PERIOD OF FISCAL YEAR ENDING DECEMBER 31, 2013

(in millions of Argentine pesos)

Consolidated Income Statement	September 2013	September 2012
Total revenues and other income	19,853	16,041
Operating costs	(16,605)	(13,248)

Operating Income	3,248	2,793
Financial results, net	375	117

Net income before income tax expenses	3,623	2,910
Income tax expense	(1,279)	(1,040)

Net income	2,344	1,870

Other comprehensive income	83	47

Total comprehensive income for the period	2,427	1,917

Consolidated Balance Sheet	September 2013	December 2012
Current assets	10,100	7,000
Non-current assets	11,848	10,826

Total assets	21,948	17,826

Current liabilities	7,649	5,895
Non-current liabilities	2,052	1,768

Total liabilities	9,701	7,663

Equity attributable to owners of the parent	6,645	5,457
Noncontrolling interest	5,602	4,706

Total equity	12,247	10,163

Total liabilities and equity	21,948	17,826

Ratios

Liquidity (a)	1.32	1.19
Indebtedness (b)	0.79	0.75

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders´ equity.

CONTACT: Maria Blanco, Nortel Inversora S.A., (5411) 4 968-3630

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	October 31, 2013	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations